Exhibit 99.49

PyroGenesis Comments on HPQ Silicon Resources’ News Release
Announcing Potential Nano Powder Pre-Order

MONTREAL, Quebec (GlobeNewswire – September 30, 2020) - PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX-V: PYR) (OTCQB: PYRNF) (FRA: 8PY), a high-tech company, (the "Company", the “Corporation” or "PyroGenesis") that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch products, comments on HPQ Silicon Resources Inc’s (“HPQ”) press release earlier today1 announcing potential nano powder pre-order with major automobile manufacturer.

HPQ announced today that it has received a request for Spherical Nano Silicon powders to be produced by the PUREVAP™ Nano Silicon Reactor (“NSiR”) from a major automobile manufacturer which, when concluded, will represent the first pre-order for these powders.

PyroGenesis recently entered into an agreement with HPQ Nano Silicon Powders Inc (“HPQ NANO”), a wholly owned subsidiary of HPQ in which, amongst other things, PyroGenesis benefits from (i) a 10% royalty (“Royalty”) on HPQ NANO’s future sales (with set minimums), and (ii) the option to convert that Royalty at any time into a 50% ownership in HPQ NANO.

“To receive this type of validation mere weeks after signing a Development Agreement with HPQ Silicon, and mere days after a major Battery Conference, which highlighted the importance of such products, is astounding. We are excited to see HPQ NANO effectively taking pre-orders from giants in the industry who, based on our experience, are not in the habit of wasting their time,” said P. Peter Pascali, CEO and Chairman of PyroGenesis. “This validates our recent decision to increase our ownership in HPQ which we believe, in due time, will become a significant contributor to our bottom line. Although this deal has not yet been concluded and, until it is completed there are risks that it may not be, it does confirm that we are on the right path, in the right industry, with the right products, and with the right partner.”

About HPQ Silicon

HPQ Silicon Resources Inc. (TSX-V: HPQ) is a Canadian producer of Innovative Silicon Solutions, based in Montreal, building a portfolio of unique high value specialty silicon products. Working with PyroGenesis, HPQ is developing:

•	The PUREVAP™ “Quartz Reduction Reactors” (QRR), an innovative process (patent pending), which will permit the one step transformation of quartz (SiO2) into high purity silicon (Si) at reduced costs, energy input, and carbon footprint that will propagate its considerable renewable energy potential;

1 https://hpqsilicon.com/wp-content/uploads/2020/09/HPQ-HPQ-NANO-PRE-ORDER-SEPT-30-2020-FINAL.pdf

•	The PUREVAP™ Nano Silicon Reactor (NSiR), a new proprietary process that can use different purities of silicon (Si) as feedstock, to make spherical silicon nanopowders and nanowires; HPQ is also working with industry leader Apollon Solar of France to use their patented process and develop a capability to produce commercially porous silicon (Si) wafers and porous silicon (Si) powders.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is the world leader in the design, development, manufacture and commercialization of advanced plasma processes and products. We provide engineering and manufacturing expertise, cutting-edge contract research, as well as turnkey process equipment packages to the defense, metallurgical, mining, advanced materials (including 3D printing), oil & gas, and environmental industries. With a team of experienced engineers, scientists and technicians working out of our Montreal office and our 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. Our core competencies allow PyroGenesis to lead the way in providing innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. Our operations are ISO 9001:2015 and AS9100D certified, and have been since 1997. PyroGenesis is a publicly-traded Canadian Corporation on the TSX Venture Exchange (Ticker Symbol: PYR) and on the OTCQB Marketplace. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President, Investors Relations and Strategic Business Development,

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/